Mail Stop 3561

October 22, 2009

Robert J. Sharp
President
Sharp Performance, Inc.
23 Misty Brook Lane
New Fairfield, Connecticut 06812-2380

> **Re: Sharp Performance, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2009**
> **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:

    - You are a development stage company issuing penny stock.
    - You have not yet commenced or have curtailed your operations.
    - You have minimal revenues and no contracts or agreements with customers or suppliers, and have conducted little business activity other than raising initial capital and filing this registration statement.

- You have no assets, except for $4,305 in cash.
- You will be unable to implement your business plan without substantial additional funding.
- Your registration statement contains very general disclosure related to the nature of your business plan.

Please provide a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations. Also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. Please revise your disclosure throughout the filing to state that you are currently a shell company. See Rule 405 of Regulation C.

<u>Summary Information, page 3</u>

3. In the Summary Information, Risk Factors and Business sections, please clearly state:
   - whether you have commenced operations;
   - that you are a development stage company; and
   - that your auditors have issued a going concern opinion.

<u>Risk Factors, page 5</u>

4. Please delete the second sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

<u>Our sole officer and director is not required to devote his full time to our business, page 6</u>

5. Please disclose how many hours a week your sole officer and director devotes to your business.

<u>The costs to meet our reporting and other requirements as a public company . . ., page 7</u>

6. Please disclose how you anticipate paying for the costs of being a public company.

Currently, there is no public market for our securities…., page 9

7. Please revise this risk to disclose that, in the event no public market for your common stock develops, holders of your common stock may find it difficult to dispose of the stock or obtain accurate quotations of the market value of the stock.

If a market develops for our shares, sales of our shares relying upon Rule 144 . . ., page 9

8. Since you are a shell company, please revise your disclosure here and elsewhere as applicable in the filing that Rule 144 will not be available for the resale of your securities. See Rule 144(i).

Determination of Offering Price, page 11

9. Please revise to disclose how you determined the offering price of the shares of common stock being sold by the selling shareholders. See Item 505(a) of Regulation S-K.

Plan of Distribution, page 13

Selling Security Holdings Distribution, page 13

10. We note your statement that the selling shareholders will offer your common stock at a price of $.20 per share until your "common stock becomes eligible for trading on the OTC Bulletin Board." Please revise your disclosure to clarify that the common stock may not become eligible for trading on the OTC Bulleting Board and that, if and when it does become so eligible, the selling shareholders then will offer the common shares at prevailing market prices.

Business, page 18

11. Please discuss the development of your business during the last three years. If Sharp Performance Associates, LLC was your predecessor, please discuss its business development. See Item 101(h) of Regulation S-K.

12. Please clarify whether Sharp Performance Associates, LLC continues to exist as your subsidiary. If it does not, please describe what happened to it after the exchange of 5,000,000 shares of your common stock for 100% of the ownership interests in Sharp Performance Associates, LLC.

13. We note your disclosure on page 19 that the company does not currently have any clients, and its sole consulting agreement with a prior client expired in September 2008. Please clarify how you generated $4,000 in revenue. For example, disclose whether this was based on consulting services, selling a product or another source

of revenue. Please also describe in greater detail how you intend to generate revenue over the next 12 months.

14. Please describe in greater detail your GT-33. For example, clarify whether this is a separate product or a package of automotive parts that the company sells or plans to sell. If so, please disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Also discuss how the GT-33 relates to your consulting services.

15. Please describe your "ownership of rights to the GT-33 customization." Disclose whether there are any patents, trademarks, copyrights or other intellectual property associated with the GT-33. See Item 101(h)(4)(vii) of Regulation S-K. .

Financial Statements, page F-1

16. Reference is made to your disclosure on page three regarding the acquisition of Sharp Performance Associates, LLC. Please briefly describe to us the life of Sharp Performance Associates, LLC, and any operating history during such life. Tell us the purpose for the LLC structure of SPA, including whether the LLC was created only to hold the rights to the GT-33 customization package or whether the LLC expended cash or other resources to expand such rights. If any monies were expended to acquire, perfect or develop such rights, tell us the LLC's basis in the rights.   In addition, tell us how you accounted for the acquisition of the LLC. On this point, please tell us whether you viewed the acquisition as an asset acquisition or as an exchange of shares between entities under common control as described in paragraphs D11 and D12 of SFAS 141. In either event, tell us why you did not recognize any pre-acquisition assets in your post-acquisition financial statements. Please also tell us your consideration of presenting restated financial statements prior to June 5, 2008 in accordance with paragraphs D16 and D17 of SFAS 141 and providing the disclosures required by paragraph D18 of SFAS 141. Note that if the acquisition is retrospectively applied, your year-end June 30, 2008 earnings per share presentation should reflect computations based on the weighted average number of shares outstanding after giving retroactive effect to the acquisition. Also note that your revised disclosures should clearly indicate that the financial data of the entities are combined. If you did not account for the acquisition as an exchange of shares between entities under common control, please advise in detail with reference to authoritative literature.

Consolidated Balance Sheets, page F-3

17. Your disclosure on page F-9 states that the loan from Southridge LLC is due on demand. As such, please revise to classify the loaned amount as a current liability or explain in detail your basis in GAAP for long-term classification. In addition, tell us if you received $670 from Southridge LLC in order to pay professional fees

incurred and if so, explain why the amount received from Southridge LLC was not presented in the statement of cash flows as a cash inflow from financing activity. Refer to paragraphs 18 and 19 of SFAS 95.

Notes to Financial Statements, page F-7

18. Reference is made to page five of the Form of Subscription Agreement at Exhibit 10.1. Please file the Registration Rights Agreement, Exhibit A of the Form of Subscription Agreement, with Amendment No. 1 to Form S-1. In addition, please provide the disclosures required by paragraph 12 of FSP EITF 00-19-2 in the notes to your financial statements or tell us why such disclosure is not necessary.

Note 2 – Summary of Significant Accounting Policies, page F-7

19. Please tell us and disclose your accounting policy for accruing audit fees. To the extent audit fees are accrued prior to being incurred, please tell us your basis in GAAP with reference to authoritative literature or predominant practice.

Recent Pronouncements, page F-8

20. Since portions of SFAS 157 were effective as of June 30, 2008, please revise to disclose the impact of adopting SFAS 157 or remove your disclosure regarding SFAS 157.

Management's Discussion and Analysis and Results of Operations, page 21

General, page 21

21. Please clarify which, if any, of the business planning activities listed continue despite the curtailment of services. Please similarly revise the third paragraph under the going concern subheading on page F-7.

Results of Operations for the Year Ended June 30, 2009 As Compared to the Period From Inception (June 5, 2008) through June 30, 2008, page 21

22. To the extent you revise your financial statements to assume the acquisition of Sharp Performance Associates, LLC as of July 1, 2007 in response to our comment above, please revise your discussion of results of operations to discuss the fiscal year-end June 30, 2008.

Liquidity and Capital Resources, page 21

23. Considering the curtailment of services, please clarify the nature of the anticipated operating expenses totaling at least $60,000 for the next twelve months.

Directors, Executive Officers, and Control Persons, page 22

24. We note your statement that, for the past five years, "Mr. Sharp has been a consultant within the automotive racing and automotive industries." Please revise your disclosure to provide additional information regarding Mr. Sharp's employment activities and positions during the past five years, including the names of any corporations and the dates of employment. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 23

25. Please revise your disclosure to confirm, if true, that "2008" in the summary compensation table refers to the fiscal year ended June 30, 2009. In addition, please revise your disclosure to confirm, if true, that no amounts were paid to Mr. Sharp with respect to his position on the board of directors.

Transactions with Related Persons, Promoters and Certain Control Persons, page 24

26. Please state the names of your promoters, the nature and amount of anything of value received or to be received by each promoter from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. For example, disclose the dollar value of the 100% of the ownership interests in Sharp Performance Associates, LLC and the rights to the GT-33 customization package received by the company. See Item 404(c)(1)(ii) of Regulation S-K.

27. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K. For example, discuss the company's use of the office space provided by Mr. Sharp.

28. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

29. Please disclose how many of the investors were accredited investors.

Item 16. Exhibits and Financial Statement Schedules, page II-2

30. Please revise the exhibit index to indicate that Exhibit 23.2 is included in Exhibit 5.1.

31. Please file an exhibit under Item 601(b)(21), or tell us why you are not required to do so.

Signatures, page II-4

32. Please revise your signature page to identify your controller or principal accounting officer.

Exhibit 5.1

33. Please clarify in the first paragraph that Krieger & Prager, LLP has acted as counsel to the company.

34. Please include the registration statement file number and the number of shares being registered in the opinion.

35. Since counsel is opining on resale shares that are currently outstanding, please delete the language in the third paragraph that the shares "will be, when issued in the manner described in the Registration Statement" legally and validly issued, fully paid and non-assessable.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Samuel M. Krieger, Esq.
        Krieger & Prager, LLP
        Via Facsimile